Exhibit 3.5

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

PREMIER DEVICES – A SIRENZA COMPANY

Article I

The name of this Corporation is “Premier Devices – A Sirenza Company”

Article II

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Article III

This Corporation is authorized to issue one class of shares of stock, designated as “Common Stock”. The total number of shares of Common Stock this Corporation shall have the authority to issue is One Thousand (1,000) shares of Common Stock, having a par value of $0.001 per share.

Article IV

1. Limitation of Directors’ Liability. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

2. Indemnification of Corporate Agents. The Corporation is authorized to indemnify the directors and officers of the Corporation to the fullest extent permissible under California law.

3. Repeal or Modification. Unless applicable law otherwise provides, any amendment, repeal or modification of the foregoing provisions of this Article IV by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation under this Article IV existing at the time of such amendment, repeal or modification.

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